Exhibit 99.1

ESSA Pharma Completes Public Offering for Aggregate Gross Proceeds of US$48,990,000

HOUSTON and VANCOUVER, BC, July 31, 2020 /CNW/ - ESSA Pharma Inc. ("ESSA", or the "Company") (Nasdaq: EPIX) (TSX-V: EPI), a clinical-stage pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today announced the closing of an underwritten public offering of 7,100,000 common shares of the Company at a public offering price of US$6.00 per share, before underwriting discounts, for an aggregate offering of approximately US$42.6 million (the "Offering"). ESSA granted the underwriters a 30-day option to purchase up to an additional 1,065,000 common shares (the "Option"), and the underwriters exercised the Option on July 29, 2020. The proceeds to ESSA from the Offering, including the exercise of the Option, were approximately US$45.0 million after deducting underwriting discounts and commissions (such commission being equal to 6% of the aggregate gross proceeds of the Offering) and other estimated offering expenses. Existing investors participated in the financing along with new investors Pfizer Inc. (NYSE: PFE), Avidity Partners, CAM Capital, Point72, Ridgeback Capital, Sphera Healthcare and Vivo Capital.

ESSA intends to use the net proceeds of the Offering for pre-clinical and clinical activities, chemistry, manufacturing and controls, research and development, as well as working capital and general corporate purposes.  Such proceeds will primarily be used to expand the ongoing Phase 1 dose-escalation and extension studies and allow the potential for conducting multiple combination studies with EPI-7386.  The proceeds are also expected to cover initial expenses of the following Phase 2 trial and allow further investment in the Company's pipeline programs.  Based on current Company estimates, the net proceeds from the Offering combined with the Company's current cash reserves are expected to provide sufficient cash resources through 2023.

Jefferies acted as sole book-running manager for the Offering. Oppenheimer & Co. acted as lead manager for the Offering and Bloom Burton Securities Inc. acted as co-manager for the Offering.

The securities described above were offered by ESSA in the United States pursuant to a shelf registration statement on Form F-3 (File No. 333-225969) that was previously filed by ESSA with the Securities and Exchange Commission (the "SEC") and became effective on July 17, 2018 and in Canada pursuant to ESSA's Canadian short form base shelf prospectus (the "Canadian Base Shelf Prospectus") dated July 12, 2018 that was previously filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario.

A preliminary prospectus supplement related to the Offering was filed with the SEC on July 28, 2020, and a final prospectus supplement related to the Offering was filed with the SEC on July 29, 2020, and each are available on the SEC's website at http://www.sec.gov. A preliminary prospectus supplement to ESSA's Canadian Base Shelf Prospectus was also filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario on July 28, 2020 and is available at http://www.sedar.com and a final prospectus related to the Offering was filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario on July 29, 2020 and is available at http://www.sedar.com.

About ESSA Pharma Inc.
ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. The Company filed an IND with the U.S. Food and Drug Administration for EPI-7386 in the first calendar quarter of 2020 and clearance was received April 30,2020. A Clinical Trial Application was filed with Health Canada in April 2020 and authorization was received June 3rd, 2020.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC, and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, the timing and enrollment of a Phase 1 study of EPI-7386,  future presentations with respect to EPI-7386 and the content thereof, other statements surrounding the Company's clinical evaluation of EPI-7386, the Company's current cash reserves and the anticipated use of proceeds from the Offering.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: Company, Peter Virsik, Chief Operating Officer, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations, Alan Lada, Solebury Trout, Contact: (617) 221-8006, Email: alada@soleburytrout.com

CO: ESSA Pharma Inc

CNW 10:16e 31-JUL-20